EXHIBIT 99.3
                                                                    ------------


VASOGEN

2003 annual report



       [PICTURE OMITTED]
                                          Advancing the Treatment of
                                          Chronic Inflammatory Disease

                      V A S O G E N   I N C .  2 0 0 3


Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.



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               A D V A N C I N G   T H E   T R E A T M E N T   O F
            C H R O N I C   I  N F L A M M A T O R Y   D I S E A S E


C O N T E N T S

Chairman's Foreword . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
President's Letter. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Chronic Inflammation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
Celacade(TM)for Chronic Heart Failure . . . . . . . . . . . . . . . . . . . . 8
Celacade(TM)for Peripheral Arterial Disease . . . . . . . . . . . . . . . . .10
VP025 for Neuro-inflammatory Diseases . . . . . . . . . . . . . . . . . . . .12
Management's Discussion and Analysis. . . . . . . . . . . . . . . . . . . . .16
Corporate Governance. . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
Management's Responsibility . . . . . . . . . . . . . . . . . . . . . . . . .26
Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . .31
Board of Directors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .46
Scientific Advisory Board . . . . . . . . . . . . . . . . . . . . . . . . . .47
Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .48

                    C H R O N I C   I N F L A M M A T I O N



        [PICTURE OMITTED]                             [PICTURE OMITTED]



                         CHRONIC INFLAMMATION MAY BE THE
                       ENGINE THAT DRIVES MANY OF THE MOST
                     FEARED ILLNESSES OF MIDDLE AND OLD AGE.

                   TIME MAGAZINE - "THE FIRES WITHIN" - FEB 04



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                     C H A I R M A N ' S   F O R E W A R D

Several years ago at Vasogen's annual meeting, I made the statement that our lead product, Celacade(TM), has the potential to make a revolutionary contribution to the practice of medicine. I am pleased to report that since that time our Company has made considerable progress toward making that statement a reality.

Supported by a world-class team of medical, scientific, and business professionals, Vasogen is evolving as a leader targeting the chronic inflammation underlying the development and progression of cardiovascular disease. And while the critical role of chronic inflammation in cardiovascular diseases has been highlighted in the popular press only recently, Vasogen identified this deadly phenomenon early on, and has spent more than a decade developing its technologies to safely address this important therapeutic target.

Celacade(TM), now in phase III clinical development, is a novel therapy designed to target the ongoing inflammation involved in chronic heart failure and peripheral arterial disease. The important unmet medical needs associated with these two conditions, together with Vasogen's leadership position, provide Celacade(TM)with the opportunity to become a standard-ofcare, first-in-class therapy with the potential to make a significant impact on people's lives.

Drawing on our expertise in immune regulation, we have also identified a new class of drugs designed to target chronic inflammation. We believe this exciting discovery, which originated from our basic research program, has the potential to provide new treatment options for such devastating neurodegenerative disorders as Alzheimer's, Parkinson's, and Lou Gehrig's disease. Early results from this program also suggest an opportunity to drive significant future growth for Vasogen across additional indications characterized by chronic inflammation.


                               [PICTURE OMITTED]


The coming year promises to be as exciting for Vasogen as the past several years. We will continue to unlock the potential of our technology both clinically, as we move toward commercial reality, and strategically, as we grow our product pipeline.

I would like to take this opportunity to express my appreciation to my fellow directors. The Board is an active and productive one whose interests are aligned with those of the shareholders. I am also pleased to note that the Board's governance agenda continues to meet or exceed the requirements set forth by the securities regulators in both the United States and Canada. We will continue to strive for excellence in this area. Most importantly, I thank our shareholders and loyal employees who share our vision for the future.



/s/ William R. Grant
---------------------------------------
WILLIAM R. GRANT, Chairman of the Board


Vasogen Inc. 2003 Annual Report                                                3

P R E S I D E N T ' S   L E T T E R
T O  S H A R E H O L D E R S

I believe Vasogen is now on the verge of major breakthroughs in the treatment of chronic inflammatory disease. We are advancing pivotal phase III clinical trials of Celacade(TM)in chronic heart failure and peripheral arterial disease - cardiovascular conditions that affect large patient populations and drive annual healthcare expenditures exceeding $25 billion in the United States alone. We also enter 2004 with an important new product in our pipeline for the treatment of chronic inflammation. VP025, the lead product candidate from our new class of phospholipid-based drugs, is the result of our extensive research efforts over the past several years, and has been optimized to target chronic inflammation within the brain.

Perhaps our most significant accomplishment of the past year was the launch of our pivotal phase III ACCLAIM trial, a major study in chronic heart failure, which is progressing under the stewardship of pre-eminent cardiovascular researchers at leading medical centers throughout North America. The design of the ACCLAIM trial is based on the outcomes from our double-blind, placebo-controlled phase II trial, which demonstrated the ability of Celacade(TM)to have a significant impact on reducing the risk of death and hospitalization in heart failure patients. These are the key endpoints in the treatment of this devastating condition, which is becoming so prevalent that it is often referred to as an epidemic. We have also positioned Celacade(TM)for European market introduction upon the completion of ACCLAIM, having recently received CE Mark regulatory approval in Europe for the treatment of chronic heart failure.

The ACCLAIM trial is one of two phase III programs we have targeting a major cardiovascular disease. Our pivotal phase III trial in peripheral arterial disease, known as SIMPADICO, is also progressing at leading vascular research centers across North America. SIMPADICO is designed to demonstrate the impact of Celacade(TM)on maximal walking distance - a key measure of therapeutic efficacy in this underserved cardiovascular disorder. Peripheral arterial disease, which in its most advanced form leads to limb amputation, commonly manifests as pain when walking that is so severe it restricts mobility and lowers the quality of life for millions of people in North America and Europe.


                               [PICTURE OMITTED]


Beyond our considerable enthusiasm for Celacade(TM)and our primary focus on cardiovascular disease, our basic research program yielded a breakthrough discovery during 2003. Utilizing our proprietary knowledge base surrounding the mechanism of action of Celacade(TM), our scientists have developed a new class of drugs, also for the treatment of chronic inflammatory disorders. These drugs are designed to interact with antigen presenting cells of the immune system, leading to the modulation of multiple cytokines - potent chemical messengers that control inflammation.

The first data concerning this new discovery were presented at the 33rd

Annual Meeting of the Society for Neuroscience in New Orleans in November 2003. Researchers from the Department of Physiology at Trinity College, Dublin, presented preclinical results demonstrating the ability of VP025 to significantly reduce levels of inflammation within the brain and improve key biological measures of memory and learning function. Furthermore, related studies involving a second product candidate from our new class of drugs have shown an actual reversal of an established neural deficit resulting from the accumulated inflammation associated with aging.

The advent of drugs that not only prevent the progression of neurological diseases, but actually reverse the deleterious and devastating consequences of such progression, would be a momentous step forward. Neurological diseases, including Alzheimer's, Parkinson's, and Lou Gehrig's disease, are estimated to affect more than 5 million people in North America. We are now advancing the development of VP025 in collaboration with leading academic centers in North America and Europe, who are further investigating the effectiveness of VP025 in several models of neuro-inflammatory disease. Based on the outcomes from this program, we expect to move VP025 into clinical development for the treatment of one or more neurological conditions.

To support these important developments, in the first quarter of 2004 we completed a successful public offering resulting in gross proceeds to the Company of approximately US$58 million, placing our Company on the strongest financial footing in its history. We intend to use these additional funds to exploit the exciting opportunities that we see coming out of our new drug development pipeline and to advance the research and commercial development of Celacade(TM). The developments of the past year have also strengthened our position in partnering discussions. We continue to execute a business development strategy aimed at concluding additional strategic alliances to complement our U.S. alliance with Quest Diagnostics and to provide the necessary marketing strength to support the commercial introduction of Celacade(TM)in North America and Europe.

If you were to ask a patient with advanced cardiovascular disease what they want from a new treatment, they would likely tell you that they want to see new therapies that improve their quality of life, keep them out of the hospital, and have few or no side effects. We believe Celacade(TM)holds the promise to provide such a treatment. For this reason, our ongoing phase III trials have been designed to support Celacade(TM) being adopted as a standard-of-care therapy - a product profile that typically enjoys widespread market acceptance.

We also believe that the promising preclinical results we have observed to date with VP025 and our other novel drug formulations position Vasogen for growth opportunities beyond cardiovascular disease.

Celacade(TM)is just the beginning.

On behalf of my colleagues at Vasogen, I thank you for your continued support, and look forward with tremendous enthusiasm to further progress in the year ahead.




/s/ David g. Elsley
----------------------------------
DAVID G. ELSLEY, President and CEO


Vasogen Inc. 2003 Annual Report                                                5

--------------------------------------------------------------------------------

                                        Vasogen's immune modulation therapies
C H R O N I C                           are being developed to address the
I N F L A M M A T I O N                 chronic inflammation underlying the
                                        development and progression of many
                                        cardiovascular and neurodegenerative
                                        diseases.

--------------------------------------------------------------------------------

            INFLAMMATION IS A NORMAL RESPONSE OF THE IMMUNE SYSTEM TO CELLULAR INJURY CAUSED BY INFECTION, TRAUMA, OR OTHER STIMULI. DURING THE INFLAMMATORY PROCESS, IMMUNE CELLS ARE ATTRACTED TO THE SITE OF INFLAMMATION WHERE THEY RELEASE CYTOKINES - POTENT CHEMICAL MESSENGERS THAT CONTROL INFLAMMATION AND FACILITATE THE HEALING PROCESS. WHILE INFLAMMATION IS NORMALLY SELF-LIMITING, IT CAN PERSIST AND BECOME CHRONIC. RECENT ADVANCES IN MEDICAL RESEARCH HAVE ESTABLISHED THE FUNDAMENTAL ROLE OF CHRONIC INFLAMMATION IN THE DEVELOPMENT AND PROGRESSION OF A NUMBER OF SERIOUS CONDITIONS, INCLUDING HEART FAILURE, ATHEROSCLEROSIS, AND NEURODEGENERATIVE DISEASES.


6
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CELACADE(TM) FOR
CARDIOVASCULAR DISEASE

Celacade(TM)(immune modulation therapy) is in phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM)is designed to target the chronic inflammation underlying cardiovascular disease by activating the immune system's physiological antiinflammatory response to cells undergoing apoptosis. Celacade(TM)is administered to the patient once per month as a brief outpatient procedure. During the treatment, a small sample of a patient's blood cells is drawn into our single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary medical device technology, and then administered to the patient intramuscularly. Oxidative stress is known to induce cell apoptosis.


                               [PICTURE OMITTED]


During apoptosis, certain molecules normally expressed only on the inner bilayer of cell membranes, including phosphatidylserine (PS) molecules, move to the cell surface. The exposed PS molecules then interact with specific PS receptors (PS-R) on the surface of antigen presenting cells (APCs) of the immune system, including macrophages and dendritic cells. The interaction with macrophages leads to an up-regulation in the production of the antiinflammatory cytokines IL-10 and TGF-a. Dendritic cells that interact with apoptotic cells remain immature and, in the presence of anti-inflammatory cytokines such as IL -10 and TGF-a, cause the differentiation of some naive T cells to regulatory T cells. These traffic through the tissues and inhibit inflammatory cells such as T1 cells by a process that includes cell-cell interaction and the production of anti-inflammatory cytokines by the regulatory T cells. The end result is a reduction in tissue levels of inflammatory cytokines such as TNF-a, IL-6, IFN-a, and IL -1a, and a downregulation of chronic inflammation.

VP025 FOR NEUROINFLAMMATORY DISEASE

We are also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. This new class of drugs was discovered as a result of basic research concerning the mechanism of Celacade(TM). While Celacade(TM)is designed to exploit the anti-inflammatory immune response resulting from the interaction of apoptotic cells with APCs, our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that interact with APCs to modulate cytokine levels. VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurological disorders.


Vasogen Inc. 2003 Annual Report                                                7

--------------------------------------------------------------------------------

                                        Celacade(TM) is in a pivotal phase
C H R O N I C                           III trial for heart failure. Chronic
I N F L A M M A T I O N                 heart failure is referred to as an
                                        epedemic, affecting over five million
                                        individuals in North America.

--------------------------------------------------------------------------------


CHRONIC HEART FAILURE

Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure.

ACCLAIM PHASE III TRIAL

We are currently advancing the pivotal phase III double-blind, placebo-controlled ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial, to further investigate the impact of Celacade(TM)on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. The ACCLAIM trial is being conducted at cardiac centers throughout the United States and Canada and is designed to


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support regulatory approval and marketing in North America and Europe.

The primary outcome measure of ACCLAIM is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months.

The Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM is Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland. Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, is Principal Investigator for the U.S. arm of the study. Dr. Jean-Lucien Rouleau, Dean of Medicine, University of Montreal, is Principal Investigator for the Canadian arm of the trial.

PHASE II RESULTS

The initiation of the ACCLAIM trial was based on the success of our 73-patient double-blind, placebo-controlled phase II trial in advanced chronic heart failure patients conducted at The Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute, and the University of Montreal. The patients enrolled into this study were receiving stable doses of pharmaceuticals that reflect the standard of care.

The key finding from this clinical trial was a significant reduction in the risk of death (p=0.022; 1 vs. 7 deaths) and all-cause hospitalization (p=0.008; 12 vs. 21 hospitalizations) for patients receiving Celacade(TM)compared to those receiving placebo. In addition to reducing the risk of major events, there was also an observation that patients receiving Celacade(TM)had significant improvements in key electrocardiogram (ECG) measures. Approximately 50% of patients diagnosed with chronic heart failure experience sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart), which has been linked to specific ECG abnormalities, including an increased QTc interval. The study showed a significant reduction in mean QTc interval of 18 milliseconds (msec) among assessable patients in the active treatment group, compared to an increase of 12 msec in the placebo group, resulting in a significant between-group difference at the end of the study (429+45 vs. 463+45 msec, n=35, p=0.035).


                         [PICTURE OF DR. JAMES OMITTED]


Celacade(TM)was also shown to be safe and well tolerated, with no reports of treatmentrelated serious adverse events or withdrawals from the trial. The results of the study were presented at the 2002 Scientific Sessions of the Heart Failure Society of America and the American Heart Association.


[LOGO OMITTED]

Vasogen Inc 2003 Annual Report                                                 9

--------------------------------------------------------------------------------

                                        Celacade(TM) is in a pivotal phase
                                        III trial for peripheral arterial
C E L A C A D E (TM)                    disease. PAD patients have decreased
                                        quality of life, and a markedly
                                        increased risk for heart attack or
                                        stroke.

--------------------------------------------------------------------------------


PERIPHERAL ARTERIAL DISEASE

Peripheral arterial disease (PAD) is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is now well established that inflammatory pathways are implicated in the development and progression of atherosclerosis, and known risk factors such as aging, obesity, smoking, lack of exercise, and diabetes contribute to the increasing incidence of PAD. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living.

It is estimated that in the United States alone, PAD affects approximately seven million people, with related healthcare costs exceeding $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD often experience intermittent claudication (pain on walking), a symptom associated with a threefold increase in the incidence of heart attack and stroke. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.


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

                               [PICTURE OMITTED]


SIMPADICO PHASE III TRIAL PHASE II RESULTS

We are advancing a pivotal phase III, double-blind, placebo-controlled clinical trial of Celacade(TM)in patientS with peripheral arterial disease. Vasogen's SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is investigating the impact of Celacade(TM)on improving the symptom of intermittent claudication. The trial is being conducted at cardiac and vascular centers throughout the United States and Canada, and is designed to support regulatory approval and marketing in North America and Europe.

The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) who have intermittent claudication. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance over six months. Maximal treadmill walking distance is the primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. The trial is also investigating the impact of Celacade(TM)on quality of life and PADrelateD clinical outcomes.

The Principal Investigator and Chairman of the Steering Committee for Vasogen's SIMPADICO trial is Dr. Jeffrey W. Olin, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

PHASE II RESULTS

The initiation of SIMPADICO was based on results from a double-blind, placebocontrolled phase II clinical trial of Celacade(TM)in patients with moderate to severe PAD. The primary endpoint of this trial, the difference in the proportion of patients having a greater than 50% increase in their initial claudication distance (ICD) at 24 weeks, was met in the per-protocol population (n=81), with significantly more patients who received Celacade(TM)responding compared to placebo (p=0.047). Sub-group analysis of the 69 severe claudication patients in the per-protocol population at nine weeks post treatment showed that 56.3% of the Celacade(TM)patients responded compared to 29.7% of the placebo group (p=0.031).

Celacade(TM)was also shown to be safe and well tolerated, with no treatmentrelated serious adverse events. Results from this trial were presented at the XV Annual Meeting of the European Society for Vascular Surgery and were published in the EUROPEAN JOURNAL OF VASCULAR AND ENDOVASCULAR SURGERY in 2002.


                        [PICTURE OF DR. JEFFERY OMITTED]


[LOGO OMITTED]

Vasogen Inc. 2003 Annual Report                                               11

--------------------------------------------------------------------------------

                                        VPO25 is being developed to target the
                                        chronic inflammation underlying such
V P 0 2 5                               devastating neurological conditions as
                                        Alzheimer's disease, Parkinson's
                                        disease, and ALS.

--------------------------------------------------------------------------------


NEURO-INFLAMMATORY DISEASE

There are several neurological conditions associated with inflammation in the brain and nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. In each of these conditions there is evidence of increased inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.

Due to the prevalence, morbidity, and mortality associated with neuroinflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that these neurological conditions affect more than five million people in North America and generate costs of care that exceed US$75 billion annually.

NEW CLASS OF DRUGS

We are developing a new class of phospholipid-based drugs designed to interact with antigen presenting cells (APCs) to regulate cytokine levels and control inflammation. This new class of drugs was discovered as a result of basic research concerning the mechanism of action of Celacade(TM). While Celacade(TM)is designed to exploit the anti-inflammatory immune response resulting from the interaction of apoptotic cells with APCs, our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that interact with APCs to modulate cytokine levels.

VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurological disorders. Our preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, including cytokine modulation, and result in the preservation of the function of specific neural pathways involved in memory and learning.


                         [PICTURE OF DR. APPEL OMITTED]


Preclinical findings, demonstrating the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning activity, were presented at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans in November 2003, by Professor Marina Lynch, PhD, and her team from the Department of Physiology, Trinity College, Dublin, Ireland. This research demonstrated that the inflammation-induced loss of


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                                [PICTURE OMITTED]


memory function, measured by the ability to sustain long-term potentiation, was significantly (p <0.001) reduced by VP025. This improvement was associated with significant (p <0.05) reductions in inflammatory markers in the hippocampus, the site of memory and learning in the brain, including the stress-activated kinase c-Jun N-terminal kinase (JNK) and the pro-inflammatory cytokine interleukin 1-
B. Furthermore, VP025 administration resulted in an increase in the hippocampal levels of the anti-inflammatory cytokine interleukin-4 (p <0.05) in this model. Additional studies examining the ability of VP025 to reverse established neural deficit resulting from the accumulated inflammation associated with aging are ongoing.

We are also advancing an extensive preclinical research program at leading centers of excellence for neuroscience research, designed to investigate the impact of VP025 on several models of neuro-inflammatory disease, including Parkinson's disease, Alzheimer's disease, and ALS. We expect this research program to provide the basis for advancing VP025 into clinical development.


                               [PICTURE OMITTED]


Vasogen Inc. 2003 Annual Report                                               13

--------------------------------------------------------------------------------
  FINANCIAL REPORT
--------------------------------------------------------------------------------


Management's Discussion and Analysis . . . . . . . . . . . . . . . . . . . . .16
Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
Management's Responsibility. . . . . . . . . . . . . . . . . . . . . . . . . .26
Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27
Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . .28
Consolidated Statements of Operations and Deficit. . . . . . . . . . . . . . .29
Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . .30
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . .31

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The following discussion and analysis should be read in conjunction with Vasogen's audited consolidated financial statements and the accompanying notes. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 15, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to Vasogen's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc.

OVERVIEW

Our goal is to develop and successfully commercialize immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade(TM) (immune modulation therapy), is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells ("APCs") to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Celacade(TM) is administered during an outpatient procedure utilizing our proprietary medical device technology. We are also developing a new class of phospholipid-based drugs designed to interact with specific receptors on APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

The following table sets out the stage of development for each of our product candidates:

Product Candidate          Indications                          Development Status
Celacade(TM)               Chronic heart failure                Pivotal phase III clinical trial
Celacade(TM)               Peripheral arterial disease          Pivotal phase III clinical trial
VP025                      Neuro-inflammatory conditions        Preclinical

We plan to achieve our goal by pursuing the following strategies:

DEVELOP AND SUCCESSFULLY COMMERCIALIZE CELACADE(TM) FOR UNMET MEDICAL NEEDS

We believe that Celacade(TM) has the potential to address unmet medical needs and provide a safe and effective addition to the standard of care for chronic HF and PAD. We also believe that Celacade(TM) has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that, upon successful completion of these trials, these collaborations will enhance the potential for Celacade(TM) to be adopted as part of the standard of care in these conditions. Our phase III trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade(TM) by the medical community.

CONTINUE TO BUILD A PORTFOLIO OF IMMUNE MODULATION THERAPIES TARGETING INFLAMMATORY DISEASES

VP025 is the first product candidate from a new class of drugs that we have identified. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing VP025 across a number of preclinical models of neuro-inflammation and, based on this work, we expect to select an initial disease target by the end of 2004 to advance into clinical development.

PARTNER WITH COMPANIES THAT CAN HELP US TO LEVERAGE OUR CORE COMPETENCIES

We have a strategic alliance with Quest Diagnostics for the outpatient delivery of Celacade(TM) in the United States, we intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and the rest of the world. We will seek to maximize our long-term economic returns through alliances with established healthcare companies with cardiovascular marketing and sales capabilities.


16                 Vasogen Inc. 2003 Annual Report (A development stage company)

RESULTS OF OPERATIONS

Research and Development

We are a development-stage enterprise that dedicates the majority of our cash resources to research and development ("R&D") activities. The changes in R&D expenditures, and their key components, for the three years ended November 30 are reflected in the following table:

----------------------------------------------------------------------------------------------------
R&D Expenditures (in                                  Increase                         Increase
millions of dollars,              2003     2002      (Decrease)     2002     2001     (Decrease)
except percentages
----------------------------------------------------------------------------------------------------
Clinical costs:
  Direct                          $9.7     $3.1      $6.6           $3.1     $1.6     $1.5
  Indirect                        $7.8     $5.5      $2.3           $5.5     $4.2     $1.3

Preclinical costs                 $2.0     $1.9      $0.1           $1.9     $1.3     $0.6

Intellectual property costs       $1.6     $1.6      $0.0           $1.6     $1.3     $0.3

Other costs                       $0.6     $0.6      $0.0           $0.6     $0.8    $(0.2)

Total R&D                        $21.7    $12.7      $9.0          $12.7     $9.2      3.5
====================================================================================================

R&D expenditures as a               65%      62%        3%            62%      56%       6%
percentage of the sum of
R&D and General
Administrative
Expenditures
====================================================================================================

Our clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in R&D spending driven primarily by the initiation of our ACCLAIM study and the ramping up of clinical sites participating in our SIMPADICO study during the year. Direct costs to support these programs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs.

We are currently conducting a pivotal phase III clinical trial to further investigate the impact of Celacade(TM) on reducing mortality and morbidity in advanced heart failure patients. The trial, named ACCLAIM, is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland. Patient enrollment in the ACCLAIM trial was initiated in the third quarter of 2003.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,016 patients at up to 160 sites, will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) have occurred and all patients have been followed for at least six months. We currently anticipate that patient recruitment into the ACCLAIM trial will be completed during fiscal Q1 2005, and subject to achieving the pre-specified number of minimum events, we expect the primary endpoint of the study to be completed during fiscal Q3 2005.

The initiation of our ACCLAIM trial was based on our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which were presented at the 2002 scientific sessions of the Heart Failure Society of America and the American Heart Association, demonstrated a significant reduction in the risk of death and hospitalization. Celacade(TM) was also shown to be well tolerated with no treatment-related serious adverse side effects.


Vasogen Inc. 2003 Annual Report (A development stage company)                 17

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


We are also currently enrolling patients with PAD in our pivotal phase III clinical trial to further investigate the impact of Celacade(TM) on improving the symptom of intermittent claudication. The trial, named SIMPADICO, is designed to support regulatory approvals and commercial introduction in the United States, Canada, and Europe. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) at up to 60 sites. The primary endpoint of the trial is the change in maximal treadmill walking distance over six months. We currently anticipate that completion of patient recruitment for the SIMPADICO trial will occur during fiscal Q3 2004 and expect the primary endpoint of the study to be completed during fiscal Q1 2005. The trial design also calls for a follow-up of all patients after 12 months of therapy.

The initiation of our SIMPADICO trial was based on results obtained from the completion of a double-blind, placebo-controlled phase II clinical trial in 85 patients with moderate to severe PAD, which were published in the EUROPEAN JOURNAL OF VASCULAR AND ENDOVASCULAR SURGERY. In addition to demonstrating that patients with moderate and severe intermittent claudication receiving Celacade(TM) walked further before the onset of pain, the study showed that Celacade(TM) was well tolerated with no treatment-related serious adverse side effects.

Several factors could affect the timelines for completion of the ACCLAIM and SIMPADICO trials. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites, and providing our Celacade(TM) technology to the sites. An additional key risk factor associated with the timeline specific to the ACCLAIM trial is achieving the pre-defined number of events during a reasonable timeframe. We believe the patient recruitment timeline projections for both the SIMPADICO and ACCLAIM trials, which are based on the patient recruitment rates observed in comparable phase III trials, are reasonable. We also believe the ACCLAIM trial is designed to enroll sufficient patients to ensure that the pre-defined number of events is achieved.

Our preclinical research is focused on developing a new class of phospholipid-based drugs to treat diseases characterized by chronic inflammation. Our first drug candidate, VP025, is in preclinical development for the treatment of neurological conditions characterized by chronic inflammation, which may include such disorders as Alzheimer's, Parkinson's, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease. Preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, and result in the preservation of the function of specific neural pathways involved in memory and learning.

Our research and development initiatives have resulted in the filing of numerous patent applications. We currently have 15 U.S. patents and 122 patents granted in other jurisdictions. Our intellectual property expenditures primarily comprise of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred.

More details on our clinical development and research programs can be found in our Annual Report and our Annual Information Form.

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of immune modulation therapy, and are expensed as they are shipped to outsourced research centers or clinical sites. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements.


18                 Vasogen Inc. 2003 Annual Report (A development stage company)

The cost of Vasogen's acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent. On December 1, 2002, we adopted the "Goodwill and Intangibles" recommendations of CICA Handbook Section 3062. As these recommendations are consistent with our current policy, there was no impact on our financial statements, as described further in Note 1(o)(ii) to the consolidated financial statements.

Our ability to recover the carrying value of our technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe upon the rights of our intellectual property. We are not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to our company.

GENERAL AND ADMINISTRATION

The changes in general and administration expenditures, and its key components, for the three years ended November 30 are reflected in the following table:

-----------------------------------------------------------------------------------------------------
General and                                            Increase                        Increase
Administration                       2003     2002     (Decrease)     2002     2001    (Decrease)
Expenditures (in millions of
dollars)
-----------------------------------------------------------------------------------------------------
Infrastructure and other support     $7.8     $6.7     $1.1           $6.7     $6.5    $0.2
costs

Insurance                            $1.2     $0.4     $0.8           $0.4     $0.3    $0.1

Professional fees                    $0.8     $0.4     $0.4           $0.4     $0.5    ($0.1)

Fair value of options granted to     $0.4     $0.0     $0.4           $0.0     $0.0    $0.0
non-employees
-----------------------------------------------------------------------------------------------------

Total General and Administration    $10.2     $7.5     $2.7           $7.5     $7.3    $0.2
Expenditures
=====================================================================================================

Insurance costs are higher as a result of insurance required for our phase III clinical programs and a general market increase in insurance premiums for directors' and officers' liability insurance.

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research development, as well as all facility-related and information technology expenditures. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our expanding clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

We have adopted CICA handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for the fiscal period 2003. The adoption of this new section has resulted in a non-cash charge of $0.4 million in 2003, whereas no such expense existed for the comparable periods. These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees. In addition, the fair value of compensation options and warrants issued for services in connection with the private placement of common shares (described further below), in the amount of $1.8 million, has been recorded as a cost of issuing the related common shares. Subsequent amendments to Section 3870, issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its


Vasogen Inc. 2003 Annual Report (A development stage company)                 19
fiscal year beginning December 1, 2004. If the options granted to employees in fiscal 2003 had been included in our financial statements, they would have been ascribed a fair value of $1.1 million; however, this pro forma expense might not be representative of the actual expense on adoption of the new amendment.

FOREIGN EXCHANGE

Foreign Exchange (in                                    Increase                         Increase
millions of dollars)                  2003    2002     (Decrease)     2002    2001      (Decrease)
------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)          $1.1    $0.3     $0.8           $0.3    ($0.1)    $0.4
------------------------------------------------------------------------------------------------------

Our functional currency is the Canadian dollar. The funds raised in the financing that we completed in 2003 were in U.S. dollars, and they are subject to fluctuations in the U.S. exchange rate. Our statement of operations includes a foreign exchange loss because of the weakening of the U.S. dollar relative to the Canadian dollar during the latter part of 2003. We are holding U.S. dollars in anticipation of the significant U.S. dollar R&D expenses that we expect to incur with respect to our clinical trials and therefore this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay these U.S. dollar denominated R&D expenditures.

INVESTMENT INCOME

Investment Income (in millions of                      Increase                        Increase
dollars)                              2003    2002     (Decrease)     2002    2001     (Decrease)
-----------------------------------------------------------------------------------------------------
Investment income                     $1.1    $1.0     $0.1           $1.0    $2.1     ($1.1)
-----------------------------------------------------------------------------------------------------


Investment income in 2003 was comparable to that in 2002, even though cash invested in marketable securities has increased. This is a result of lower returns on investments available in the marketplace in general, and an increased weighting of lower-yielding U.S. investments. Investment income was lower in 2002, compared with the prior year primarily due to the decline in market yields available on short-term investments, for the same period in 2001.

LOSS

Loss (in millions of dollars,                           Increase                          Increase
except per-share amounts)             2003     2002     (Decrease)     2002      2001     (Decrease)
--------------------------------------------------------------------------------------------------------
Loss                                  $31.9    $19.5    $12.4          $19.5     $14.4    $5.1

Loss per share                        $0.57    $0.40    $0.17          $0.40     $0.32    $0.8
--------------------------------------------------------------------------------------------------------

As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of our clinical programs and the corporate costs associated with supporting these activities.



20                 Vasogen Inc. 2003 Annual Report (A development stage company)

The following table presents unaudited selected financial data for each of the last eight quarters ending November 30, 2003:

                                        Loss for the period    Basic and diluted
                                        (000's)                loss per share
--------------------------------------------------------------------------------
FEBRUARY 28, 2003                        ($5,428)              ($0.10)
MAY 31, 2003                             ($7,335)              ($0.14)
AUGUST 31, 2003                          ($5,870)              ($0.10)
NOVEMBER 30, 2003                       ($13,315)              ($0.22)

February 28, 2002                        ($5,028)              ($0.11)
May 31, 2002                             ($4,478)              ($0.09)
August 31, 2002                          ($4,241)              ($0.08)
November 30, 2002                        ($5,760)              ($0.12)

The increased loss in the fourth quarter of 2003, compared to the third quarter, is mainly driven by the impact of a significant fluctuation in the value of the U.S. dollar over this period and its impact on us as discussed above. The impact of this exchange rate fluctuation is highlighted in the table below:


                                        Q4                      Q3
---------------------------------------------------------------------------
LOSS PER ABOVE                          13.3 MILLION            5.9 MILLION
FX Gain (Loss)                          (3.0) million           2.2 million
LOSS BEFORE FOREIGN EXCHANGE            10.3 MILLION            8.1 MILLION

The increase in the loss before foreign exchange resulted mainly from higher costs associated with the ramping up of our clinical programs and the corporate costs associated with supporting these activities. The primary driver for the increase in the fourth quarter was site initiation activities with respect to our ACCLAIM study.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

During July 2003, we completed a private placement for gross proceeds of $50.7 million (US$37.9 million), resulting from the issuance of 9.5 million common shares at a price of US$4.00 per share. Net proceeds raised through this offering were approximately $46.5 million after share issuance costs. In connection with the financing completed during 2003, we issued warrants and options to the agent and other advisors to purchase up to 437,500 shares exercisable at US$4.69 per common share until July 2, 2006, which have been ascribed a fair value of $1.8 million. During 2002, we received net proceeds of $23.1 million from the issuance of equity. In connection with the financing completed during 2002, we issued warrants to the underwriters to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. The warrants issued in connection with our financing in 2002 were exercised during 2003.

During 2003, we received $1.9 million from the exercise of options and warrants, compared with $0.5 million in 2002, and $0.4 million in 2001. The total number of common shares outstanding at the end of 2003 increased to 62.0 million from
51.9 million at year-end 2002. The number of options and warrants outstanding at year-end is 4.2 million and could generate $26.5 million if exercised.

At November 30, 2003, our cash, cash equivalents, and marketable securities held to maturity totaled $60.1 million, compared with $42.7 million at the previous year-end. The increase is a result of the cash raised in the private placement completed during 2003. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollar, which could affect the value of our marketable securities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investments, due to the relative short-term nature of the investments.

During the year, we entered into swap agreements to exchange Canadian dollars to U.S. dollars at specific times, for a total of US$31.4 million. These agreements matured in December 2003 and February 2004. The Canadian dollars were required to facilitate certain financial planning objectives. However, these swaps permitted us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials.



Vasogen Inc. 2003 Annual Report (A development stage company)                 21

We have no debt, guarantees, off-balance sheet arrangements, capital lease, or long-term obligations. Our operating obligations are as follows:

Contractual Obligations                            Less than       1 - 3       3 - 5           More
(in millions of dollars)                   Total      1 year       years       years        5 years
---------------------------------------------------------------------------------------------------
Operating lease obligations                 $0.6        $0.4        $0.2        $0.0           $0.0
---------------------------------------------------------------------------------------------------


Our net cash used in operating activities in 2003 was $30.1 million, compared with $20.1 million in 2002, and $14.2 million in 2001. These increases are primarily reflective of our net operating losses. The reasons for these higher operating losses are elaborated on above. The increased burn rate for 2003 primarily reflects our expanded clinical development programs and the larger infrastructure necessary to support these activities and expected growth. We currently anticipate increasing our cash resources in 2004 through both corporate finance and strategic alliance activities. We expect the combination of these initiatives and cash resources on hand to provide adequate funds to complete our phase III trials.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade(TM) in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are expected to be finalized prior to our filing for FDA approval for Celacade(TM). In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. Quest Diagnostics currently owns 3,056,783, or approximately 4.9%, of our common shares. We intend to pursue additional partnering arrangements for the United States market and to support marketing and sales activities, including medical education, promotion, and physician detailing. We also intend to establish further alliances to support marketing and sales of our products in the rest of the world.

Clinical Trial Services Agreements with Quest Diagnostics

Vasogen Ireland Limited has entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially.

We maintain product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.


22                 Vasogen Inc. 2003 Annual Report (A development stage company)

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING OUR COMPANY CAN BE FOUND IN OUR ANNUAL INFORMATION FORM.

OUTLOOK

We expect to continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approval of Celacade(TM) in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. We also anticipate that general and administration expenses will continue to grow significantly to provide the necessary infrastructure to support our expanding clinical activity as well as the development of infrastructure and processes necessary to support commercialization of Celacade(TM). We expect that our total expenditures will grow by approximately 50% in 2004 and continue to grow in 2005. We believe we have sufficient resources to fund planned operations to the second quarter of 2005. We expect to increase our cash resources in 2004 through the execution of additional strategic alliance agreements and the issuance of new share capital, by means of a corporate finance initiative. Over the long term, we expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval in Europe for Celacade(TM). This regulatory approval enables Vasogen to market Celacade(TM) in the 15 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. We do not presently know of any factors that would indicate that a change in direction is needed in the next year.


Vasogen Inc. 2003 Annual Report (A development stage company)                 23

--------------------------------------------------------------------------------
CORPORATE GOVERNANCE
--------------------------------------------------------------------------------


Vasogen Inc. (the "Company") is committed to the highest standards of corporate governance. The Company has adopted formal governance practices in accordance with and covering all aspects of the guidelines published by the Toronto Stock Exchange (the "TSX"). The TSX guidelines deal with the responsibility of a board of directors and its various committees and the operation and governance of a corporation. They also cover the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, the appointment and mandate of the board's committees, and measures for receiving shareholder feedback. Canadian securities regulatory authorities have recently indicated that they intend to introduce a multilateral policy regarding best practices for corporate governance. The Company complies and intends to continue to comply with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities from time to time. The Company also believes that it is in compliance with the corporate governance requirements of the United States Securities and Exchange Commission ("SEC") and of the NASDAQ National Market established in connection with the Sarbanes-Oxley Act of 2002 as those requirements are currently applicable to the Company.

Vasogen's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics may be viewed on the Company's Web site, www.vasogen.com. Vasogen's Board consists of eight directors, six of whom are considered unrelated directors, independent of the day-to-day operations of the Company. David G. Elsley, President and Chief Executive Officer ("CEO"), and Dr. Eldon R. Smith, Vice President, Scientific Affairs, are the only directors who are members of Management. William R. Grant, Chairman of the Board, is independent of Management; therefore, the offices of the Chairman and CEO are separate. Accordingly, the Board believes that the appropriate structures and procedures are in place to ensure that it can function independently of Management. The Board annually reviews the number of directors on the Board in order to establish an optimum number for effective decision making. The Board believes that it is able to operate effectively and considers its size to be appropriate at this time and its composition to represent the shareholders' interests.

The Board has the responsibility for the overall stewardship of the Company, including the adoption of a strategic planning process and the approval of a strategic plan, risk assessment, succession planning, communications policy, and the integrity of internal controls and management information systems. The Board oversees the management of the business and affairs of the Company with a view to enhancing shareholder value. It also participates with Management in developing and approving the mission of the Company, its objectives, and its goals. The Board has the responsibility for the appointment and replacement of the CEO. It has constituted an independent Scientific Advisory Board, which advises Management and the Board on the direction of the Company's scientific, technical, research, development, and marketing activities.



24                 Vasogen Inc. 2003 Annual Report (A development stage company)

The Board has established a Compensation and Corporate Governance Committee and an Audit Committee. Each committee consists of three members, all of whom are unrelated directors.

The Compensation and Corporate Governance Committee reviews the compensation strategy and policies of the Company, including the performance and compensation of the CEO and senior executives. This committee also reviews the Company's approach to succession planning and governance issues, which includes a periodic review of the Company's corporate governance policies with reference to the TSX guidelines, the NASDAQ National Market Requirements and the Sarbanes- Oxley Act of 2002.

The Audit Committee monitors the Company's financial activities, policies, and internal control procedures. In addition, the Audit Committee has established procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Audit Committee has adopted a charter covering the requirements of the TSX guidelines. This charter can be viewed on the Company's Web site. Under the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "financial expert". Benoit La Salle, a member of Vasogen's audit committee, qualifies as a financial expert under such legislation. In addition, the other members of the Audit Committee are considered financially literate. The Board is of the opinion that it is capable of dealing with many issues at the Board level and that, at the present time, it only requires two active committees.

The Board reviews and approves the Company's financial statements and material communications to shareholders and supervises the Company's regulatory compliance. The Board has approved a Disclosure Policy for the Company, which, amongst other things, establishes a Disclosure Policy Committee responsible for overseeing the Company's disclosure practices. This committee sets benchmarks for a preliminary assessment of materiality and determines when developments justify public disclosure. Vasogen has investor relations personnel to assist in corporate communications.

The effectiveness of the Board and the committees of the Board and the contribution of individual directors are assessed on an ongoing basis by the Compensation and Corporate Governance Committee. New candidates for Board membership are actively sought, commensurate with growing corporate activities and changing requirements. Board members are encouraged to recommend new candidates. For these reasons and because the substantial majority of the Board is unrelated, the Board is of the opinion that a nominating committee is not necessary. New recruits to the Board are provided with extensive background documentation with respect to Vasogen and meet with Management in order to discuss and be informed of the Company's affairs.

For a complete discussion of Vasogen's corporate governance practices, please refer to the Company's Management Proxy Circular.



Vasogen Inc. 2003 Annual Report (A development stage company)                 25

--------------------------------------------------------------------------------
MANAGEMENT'S RESPONSIBILITY
--------------------------------------------------------------------------------


The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which is composed of unrelated independent directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditor and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.



/s/ Christopher J. Waddick                 /s/ David G. Elsley
------------------------------             -------------------------------------
Christopher J. Waddick                     David G. Elsley
Executive Vice President                   President and Chief Financial Officer
and Chief Executive Officer


26                 Vasogen Inc. 2003 Annual Report (A development stage company)

--------------------------------------------------------------------------------
AUDITORS' REPORT TO THE SHAREHOLDERS
--------------------------------------------------------------------------------


We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003, and for the period from December 1, 1987 to November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2003, and for the period from December 1, 1987 to November 30, 2003 in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP
------------------------
Chartered Accountants

Toronto, Canada
December 23, 2003


Vasogen Inc. 2003 Annual Report (A development stage company)                 27

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)
--------------------------------------------------------------------------------



                                                  NOVEMBER 30,    November 30,
                                                          2003            2002
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                            $ 4,476        $  2,024
  Marketable securities (note 2)                        52,354          35,605
  Clinical supplies                                      4,418           2,645
  Tax credits recoverable                                1,383           1,379
  Prepaid expenses                                       1,021             518
  Total current assets                                  63,652          42,171
Marketable securities (note 2)                           3,255           5,086
Capital assets, net (note 3)                               360             313
Acquired technology, net (note 4)                        1,013           1,266
Other                                                      503              --
--------------------------------------------------------------------------------
Total assets                                          $ 68,783        $ 48,836
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                    $  3,831        $  2,029
  Accrued liabilities                                    2,487           1,301
--------------------------------------------------------------------------------
  Total current liabilities                              6,318           3,330

SHAREHOLDERS' EQUITY:
  Share capital (note 5):
    Authorized: Unlimited common shares, without
    par value Issued and outstanding: 62,023,000
    common shares (2002 - 51,935,000)                  173,380         126,673
  Warrants (note 5(b))                                   1,456              --
  Options (note 5(b) and (c))                              744              --
  Deficit                                             (113,115)        (81,167)
--------------------------------------------------------------------------------
  Total shareholders' equity                            62,465          45,506

Commitments (notes 11 and 12)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity            $ 68,783        $ 48,836
================================================================================

See accompanying notes to consolidated financial statements.


On behalf of the Board:



/s/ Benoit La Salle                             /s/ William R. Grant
-------------------                             --------------------
Benoit La Salle                                 William R. Grant
Director                                        Director


28                 Vasogen Inc. 2003 Annual Report (A development stage company)

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In thousands of Canadian dollars, except per share amounts)
--------------------------------------------------------------------------------


                                                                                              Period from
                                                      Years ended November 30,           December 1, 1987
                                            -----------------------------------------     to November 30,
                                                  2003            2002           2001                2003
---------------------------------------------------------------------------------------------------------
EXPENSES:
  Research and development                  $   21,730       $  12,675      $   9,208          $   70,931
  General and administration                    10,250           7,542          7,304              45,740
  Foreign exchange loss (gain)                   1,111             267            (58)              1,320
---------------------------------------------------------------------------------------------------------

Loss before the undernoted                     (33,091)        (20,484)       (16,454)           (117,991)

Investment income                                1,143             977          2,065               6,386
---------------------------------------------------------------------------------------------------------

Loss for the period                            (31,948)        (19,507)       (14,389)           (111,605)

Deficit, beginning of period                   (81,167)        (61,660)       (47,271)             (1,510)

---------------------------------------------------------------------------------------------------------
Deficit, end of period                      $ (113,115)      $ (81,167)     $ (61,660)         $ (113,115)
=========================================================================================================

Basic and diluted loss per share (note 6)   $    (0.57)      $   (0.40)     $   (0.32)         $       --
=========================================================================================================


See accompanying notes to consolidated financial statements.


Vasogen Inc. 2003 Annual Report (A development stage company)                 29

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)
--------------------------------------------------------------------------------
Vasogen Inc. 2003 Annual Report (A development stage company)


                                                                                              Period from
                                                      Years ended November 30,           December 1, 1987
                                            -----------------------------------------     to November 30,
                                                  2003            2002           2001                2003
---------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):
OPERATIONS:
  Loss for the period                         $ (31,948)      $ (19,507)     $ (14,389)      $ (111,605)
  Items not involving cash:
    Amortization of capital assets
     and acquired technology                        393             377            345            3,823
    Stock-based compensation costs                  431              --             --              431
    Common shares issued for services                --              --             --            2,449
    Foreign exchange loss (gain)                    306             228            (20)             426
    Other                                             4              --             --              (35)
  Change in non-cash operating working
    capital (note 7(a))                             708          (1,235)          (126)            (532)
---------------------------------------------------------------------------------------------------------
                                                (30,106)        (20,137)       (14,190)        (105,043)

FINANCING:
  Shares issued for cash                         50,669          25,000          11,941         156,492
  Warrants exercised for cash                     1,347              --              --          16,941
  Options exercised for cash                        589             540             429           5,742
  Share issue costs                              (4,129)         (1,901)           (121)        (11,137)
  Other                                            (503)             --              --            (503)
  Issue of convertible debt, net                     --              --              --             622
  Payable to related parties                         --              --              --            (234)
---------------------------------------------------------------------------------------------------------
                                                 47,973          23,639          12,249         167,923


INVESTMENTS:
  Increase in capital assets                       (192)            (87)           (190)         (1,087)
  Increase in acquired technology                    --              --              --          (1,283)
  Purchases of marketable securities            (49,151)        (24,201)        (13,246)       (146,895)
  Maturities of marketable securities            34,023          21,626          14,217          90,851
---------------------------------------------------------------------------------------------------------
                                                (15,320)         (2,662)            781         (58,414)

Foreign exchange gain (loss)
on cash held in foreign currency                    (95)             (3)             20              10
---------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
and cash equivalents                              2,452             837          (1,140)          4,476

Cash and cash equivalents,
beginning of period                               2,024           1,187           2,327              --

---------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
end of period                                   $ 4,476         $ 2,024         $ 1,187         $ 4,476
=========================================================================================================

Supplemental disclosure and supplemental cash flow information (note 7(b) and (c)).

See accompanying notes to consolidated financial statements.


30                 Vasogen Inc. 2003 Annual Report (A development stage company)

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2003.

1.     SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States.

(a)    PRINCIPLES OF CONSOLIDATION:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited (incorporated in 1998). The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)    CASH AND CASH EQUIVALENTS:

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

(c)    MARKETABLE SECURITIES:

Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

(d)    CONCENTRATION OF CREDIT RISK:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities.

Marketable securities include bonds issued by highly rated Canadian and U.S. corporations, all having varying maturities between one and 24 months from the date of purchase, trading in active markets and capable of prompt liquidation.

(e)    CAPITAL ASSETS:

Capital assets are recorded at cost less any impairment losses recognized in accordance with note 1(g) and amortized on a straight-line basis over their estimated useful lives as follows:

--------------------------------------------------------------------------------
Testing equipment                                                        5 years
Computer and other equipment                                             5 years
Leasehold improvements                                        Over term of lease
--------------------------------------------------------------------------------

(f)    ACQUIRED TECHNOLOGY:

Acquired technology, representing part of the Company's platform medical device technology, is stated at cost less any impairment losses recognized in accordance with note 1(g). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

(g)    IMPAIRMENT OF LONG-TERM ASSETS:

The Company periodically reviews the useful lives and the carrying values of its long- lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted


Vasogen Inc. 2003 Annual Report (A development stage company)                 31

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period
from December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------


1      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset (note 1(o)).

(h)    RESEARCH AND DEVELOPMENT:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $200,000 in 2003 (2002 - $297,663; 2001 - $363,000; from December 1, 1987 to November 30, 2003 - $1,632,663).

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost on a first-in-first-out basis and net realizable value and expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

(i)    DERIVATIVE FINANCIAL INSTRUMENT:

The Company is party to forward foreign exchange contracts. These financial instruments are measured at fair value. The unrealized gain or loss arising from changes in fair value of the forward exchange contract is recognized in income currently as the instrument is not considered a hedging instrument. The fair value of the forward contract as at November 30, 2003, is negligible.

(j)    TRANSLATION OF FOREIGN CURRENCY:

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

(k)    INCOME TAXES AND INVESTMENT TAX CREDITS:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.

Future tax assets initially recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets or research costs, as applicable.


32                 Vasogen Inc. 2003 Annual Report (A development stage company)

(l)    STOCK-BASED COMPENSATION PLAN:

The Company has a stock-based compensation plan as described in note 5. No compensation expense is recognized when stock options or warrants are issued to employees, officers, or directors. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

The Company uses the fair value method of accounting for stock options granted to non-employees and recognizes the expense over the performance period (note 1(o)(iii)).

(m)    BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Basic earnings (loss) per common share is computed by dividing earnings (loss) for the period by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercised stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n)    MEASUREMENT UNCERTAINTY:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of capital assets and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of capital assets or acquired technology.

(o)    CHANGE IN ACCOUNTING POLICY:

(i) In December 2002, the Accounting Standards Board of The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"). Section 3063 supersedes the write-down and disposal provisions of CICA 3061, "Property, plant and equipment". Under Section 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset (or asset group) is compared with its recoverable amount. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is presented in income from operations in the income statement. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.


Vasogen Inc. 2003 Annual Report (A development stage company)                 33

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------


1      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

The Company has early adopted Section 3063, effective
December 1, 2002. In accordance with the requirements of Section 3063, this change in accounting policy has been applied prospectively and the amounts presented for prior periods have not been restated for this change. The adoption of Section 3063 had no impact on the Company's financial position or results of operations.

(ii)   GOODWILL AND OTHER INTANGIBLE ASSETS AND BUSINESS COMBINATIONS:

       Effective December 1, 2002, the Company adopted prospectively, the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which requires that goodwill and indefinite life intangible assets no longer be amortized but rather be tested for impairment at least annually and written down only when impaired. Intangible assets with definite useful lives are amortized over their useful life. The adoption of Section 3062 had no impact on the Company's financial position or results of operations.

(iii)  STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

       Effective December 1, 2002, the Company adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations require all stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Subsequent amendments to Section 3870 issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004.

       In 2003, the Company (a) maintained its current policy described in note 1(l) of accounting for employee stockbased compensation using the settlement method, and (b) changed its policy to record compensation costs for stockbased compensation issued on or after December 1, 2002 to non-employees at fair value. Pro forma disclosures have been made in note 5.

(iv) GUARANTEES: Effective December 1, 2002, the Company adopted CICA Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook 3290, "Contingencies". The Company believes there are no material guarantees for disclosure.

(v) ASSET RETIREMENT OBLIGATIONS: Effective December 1, 2002, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement, and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development, or normal operation. The adoption of Section 3110 had no impact on the Company's financial position or results of operations.


34                 Vasogen Inc. 2003 Annual Report (A development stage company)

2.     MARKETABLE SECURITIES:

                                               Less than   Greater than
                                                one year       one year                              Yield to
2003                                          maturities     maturities            Total             maturity
-------------------------------------------------------------------------------------------------------------
Canadian corporate bonds                        $ 52,354        $ 3,255         $ 55,609        2.50% - 2.95%
=============================================================================================================

                                               Less than   Greater than
                                                one year       one year                              Yield to
2002                                          maturities     maturities            Total             maturity
-------------------------------------------------------------------------------------------------------------
Canadian corporate bonds                        $ 35,605        $ 5,086         $ 40,691        2.70% - 4.08%
=============================================================================================================

At November 30, 2003, and 2002, the carrying value of marketable securities approximated their quoted market value.

3.     CAPITAL ASSETS:

                                                      Accumulated      Net book
2003                                         Cost    amortization         value
-------------------------------------------------------------------------------
Testing equipment                           $ 624           $ 321         $ 303
Computer and other equipment                  214             171            43
Leasehold improvements                         52              38            14
--------------------------------------------------------------------------------
                                            $ 890           $ 530         $ 360
===============================================================================

                                                      Accumulated      Net book
2002                                         Cost    amortization         value
-------------------------------------------------------------------------------
Testing equipment                           $ 460           $ 222         $ 238
Computer and other equipment                  195             144            51
Leasehold improvements                         52              28            24
--------------------------------------------------------------------------------
                                            $ 707           $ 394         $ 313
================================================================================

In 2003, amortization expense amounted to $140,000 (2002 - $124,000; 2001 - $92,000).


4. ACQUIRED TECHNOLOGY:

                                                            2003            2002
--------------------------------------------------------------------------------
Cost                                                     $ 4,081         $ 4,081
Less accumulated amortization                              3,068           2,815
--------------------------------------------------------------------------------
Net book value                                           $ 1,013         $ 1,266
================================================================================

In 2003, amortization expense amounted to $253,000 (2002 - $253,000; 2001 - $253,000).


Vasogen Inc. 2003 Annual Report (A development stage company)                 35

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------

Vasogen Inc. 2003 Annual Report (A development stage company)

5.     SHAREHOLDERS' EQUITY:

(a)    COMMON SHARES:

Authorized: Unlimited common shares, without par value
Issued:

                                                                                                                    Period from
                                                                                                            December 1, 1987 to
                                       2003                      2002                      2001               November 30, 2003
                             ---------------------     ---------------------     ---------------------    ---------------------
                                Number                    Number                    Number                   Number
                             of shares      Amount     of shares      Amount     of shares      Amount    of shares      Amount
-------------------------------------------------------------------------------------------------------------------------------
Balance,
beginning of period             51,935    $126,673        46,365    $103,034        44,742    $ 90,785        1,032    $  1,213
Issued for:
Cash                             9,478      50,669         5,155      25,000         1,407      11,941       41,446     156,492
Services                            --          --            --          --            --          --        1,571       2,449
Technology                          --          --            --          --            --          --        1,913       2,799
Warrants exercised                 250       1,347            --          --            --          --       11,279      16,941
Options exercised                  360         589           415         540           216         429        4,358       5,742
Debt conversion                     --          --            --          --            --          --          424         650
Share issue costs                   --      (5,898)           --      (1,901)           --        (121)          --     (12,906)

-------------------------------------------------------------------------------------------------------------------------------
Balance, end of
period (note 5(b))              62,023    $173,380        51,935     $126,673       46,365    $103,034       62,023    $173,380
===============================================================================================================================

Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

(b)    PUBLIC OFFERING:

In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,540,313 after cost of issuance of $4,129,000, which excludes $1,769,000 for the fair value of warrants and options granted to the agent and other advisors as additional compensation).

In connection with the offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2003, none of these warrants or options had been exercised.


36                 Vasogen Inc. 2003 Annual Report (A development stage company)

(c)    STOCK-BASED COMPENSATION PLANS:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Each option granted allows the holder to purchase one common share. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to four years. The exercise price must not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

As at November 30, 2003, there were 1,496,366 (2002 - 732,561) options available for grant.

                                               2003                             2002                            2001
                                      ------------------------        ------------------------        ------------------------
                                                      Weighted                        Weighted                        Weighted
                                                       average                         average                         average
                                                      exercise                        exercise                        exercise
                                      Options            price        Options            price        Options            price
------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year          2,271           $ 4.68          2,037           $ 4.37          1,793           $ 2.94
Issued                                  1,460             5.01            805             4.34            487             8.79
Exercised                                (360)            1.64           (415)            1.30           (216)            1.99
Expired or cancelled                     (126)            8.87           (156)            7.96            (27)            8.32
------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                3,245             5.00          2,271             4.68          2,037             4.37
==============================================================================================================================
Exercisable, end of year                1,549                           1,510                           1,689
==============================================================================================================================

The table above includes 77,500 options granted to agents and other advisors for a fair value of $313,000 (note 5(b)) and 267,609 options granted to other non-employees for a fair value of $430,740.

The following table provides information on options outstanding and exercisable as of November 30, 2003:

                                     Options outstanding                       Options exercisable
                          ---------------------------------------       ------------------------------
                                                         Weighted
                                         Weighted         average                              Weighted
                                          average       remaining                               average
Exercise                       Number    exercise     contractual             Number           exercise
price                     outstanding       price     life (years)       exercisable              price
-------------------------------------------------------------------------------------------------------
$ 1.25 - $ 3.39                   933      $ 2.42             2.0                594             $ 2.18
$ 3.40 - $ 5.65                 1,217        4.54             6.9                146               4.20
$ 5.66 - $ 9.04                   923        7.23             3.2                639               7.08
$ 9.05 - $ 11.30                  172       10.19             2.2                170              10.20
-------------------------------------------------------------------------------------------------------
                                3,245        5.00             4.2              1,549             5.27
=======================================================================================================


Vasogen Inc. 2003 Annual Report (A development stage company)                 35

------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
------------------------------------------------------------------------------


5.     SHAREHOLDERS' EQUITY (CONTINUED):

CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

                                                                           2003
-------------------------------------------------------------------------------
Loss for the year                                                     $ (31,948)
Pro forma compensation expense-employees                                 (1,103)
Pro forma loss for the year                                           $ (33,051)
-------------------------------------------------------------------------------
Pro forma loss per share:
===============================================================================
  Basic and diluted                                                   $   (0.59)

The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002. The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:


                                                                           2003
-------------------------------------------------------------------------------
Dividend yield                                                               --
Weighted average risk-free interest rate                                   4.49%
Volatility factor of the expected market price of the
  Company's common shares                                                    82%
Weighted average expected life of the employment options              4.4 YEARS
-------------------------------------------------------------------------------

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2003 was $3.26.

The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

(d)    WARRANTS:

As at November 30, 2003, the warrants which are outstanding and exercisable are as follows:

                                                   2003        2002        2001
-------------------------------------------------------------------------------
Outstanding, beginning of year                      875         625          30
Issued                                              360         250         625
Exercised                                          (250)         --          --
Expired or cancelled                                 --          --         (30)
Outstanding, end of year                            985         875         625
================================================================================
Exercisable, end of year                            985         875         625
================================================================================


38                 Vasogen Inc. 2003 Annual Report (A development stage company)

6.     LOSS PER SHARE:

The computations for basic and diluted loss per share are as follows:

                                                          2003            2002            2001
----------------------------------------------------------------------------------------------
Loss for the year                                    $ (31,948)      $ (19,507)      $ (14,389)
==============================================================================================
Weighted average number of common shares
outstanding: Basic and diluted                          55,987          49,231          44,913
==============================================================================================
Loss per share: Basic and diluted                    $   (0.57)      $   (0.40)      $   (0.32)
==============================================================================================

The options and warrants to purchase common shares were not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.


7.     CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a)    CHANGE IN NON-CASH OPERATING WORKING CAPITAL:

                                                                                                      Period from
                                                        Years ended November 30,              December 1, 1987 to
                                                ----------------------------------------             November 30,
                                                    2003          2002              2001                     2003
-----------------------------------------------------------------------------------------------------------------
Clinical supplies                               $ (1,773)     $   (813)         $ (1,497)                $ (4,418)
Tax credits recoverable                               (4)         (120)             (515)                  (1,383)
Prepaid expenses                                    (503)         (237)             (113)                    (988)
Accounts payable and accrued liabilities           2,988           (65)            1,999                    6,257
-----------------------------------------------------------------------------------------------------------------
                                                $    708      $ (1,235)         $   (126)                $   (532)
-----------------------------------------------------------------------------------------------------------------

(b)    SUPPLEMENTAL DISCLOSURE:

                                                                                                      Period from
                                                        Years ended November 30,              December 1, 1987 to
                                                ----------------------------------------             November 30,
                                                    2003          2002              2001                     2003
-----------------------------------------------------------------------------------------------------------------
Non-cash financing activities:
  Warrants and options issued
    for share issuance cost (note 5(b))         $ 1,769         $   --          $     --                $   1,769
  Shares issued for services                         --             --                --                    2,449
  Debt conversion                                    --             --                --                     (650)
  Shares issued on debt conversion                   --             --                --                      650
  Shares issued for technology                       --             --                --                    2,799
-----------------------------------------------------------------------------------------------------------------
                                                $ 1,769         $   --          $     --                $   7,017
=================================================================================================================

Non-cash investing activities:
  Technology acquired for shares issued         $    --         $   --          $     --                $  (2,799)
=================================================================================================================


Vasogen Inc. 2003 Annual Report (A development stage company)                 39

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------


7.     CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED):

(c)    SUPPLEMENTAL CASH FLOW INFORMATION:

The interest received in 2003 was $1,052,000 (2002 -
$1,351,000; 2001 - $2,046,000; from December 1, 1987 to
November 30, 2003 - $6,203,000). No interest or income taxes were paid in any of the periods presented.

8.     FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of cash and cash equivalents, accounts payable, and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments. The Company entered into a forward exchange contract to sell $41,238,293 to acquire U.S. $31,400,000 in December 2003 and February 2004. The fair value of the forward contract as at November 30, 2003, which was obtained from the Company's banker, is negligible.

9.    INCOME TAXES:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

                                                            2003           2002
--------------------------------------------------------------------------------
Basic rate applied to loss
  before provision of income taxes                     $ (11,747)      $ (7,586)

Adjustments resulting from:
    Foreign losses affected at lower rates                 7,446          6,164
    Utilization of SR&ED tax credits                          --         (1,030)
    Permanent differences                                   (784)          (402)
    Change in valuation allowance                          5,085          2,854
--------------------------------------------------------------------------------
                                                       $      --       $     --
--------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

                                                           2003           2002
--------------------------------------------------------------------------------
Future tax assets:
   Non-capital losses                                  $ 12,672        $ 6,354
   Deductible share issue costs                           2,411            921
   Excess of tax value of
     capital assets over book value                          33             98
   SR&ED expenditure pool, net
     of refundable tax credits                            3,285          6,145
                                                         18,401         13,518
   Valuation allowance                                  (18,401)       (13,316)
                                                             --            202
   Future tax liabilities:
   Investment tax credits utilized                           --           (202)
--------------------------------------------------------------------------------
Net future tax assets                                 $      --       $     --
--------------------------------------------------------------------------------

The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $101,379,000 included in the consolidated non- capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool, at November 30, 2003, is approximately $9,785,000 (2002 - $16,461,000).


40                 Vasogen Inc. 2003 Annual Report (A development stage company)

The Company also has $8,899,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

----------------------------------------------------------------------------
2006                                                                 $   133
2007                                                                      89
2008                                                                     222
2009                                                                     485
2010                                                                     682
2011                                                                     957
2012                                                                   2,185
2013                                                                   4,146
----------------------------------------------------------------------------
                                                                     $ 8,899
============================================================================

10.    SEGMENT INFORMATION:

The Company operates in one business segment: the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

11.     ROYALTY COMMITMENTS:

The Company has granted royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and /or payable.

12.    COMMITMENTS:

Under the terms of its operating lease agreements for operating facilities in place until up to and including April 2005, the Company is committed to make the following payments for the years ending November 30, as follows:

-----------------------------------------------------------------------------
2004                                                                    $ 386
2005                                                                      153
-----------------------------------------------------------------------------
                                                                        $ 539
=============================================================================

Rent expense under operating leases for the year ended
November 30, 2003, amounted to $386,000 (2002 - $370,000;
2001 - $284,000).

13.     STRATEGIC ALLIANCE:

During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade(TM)(immune modulation therapy) in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for Celacade(TM). The Company remains free to pursue marketing arrangements with other parties to augment our relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a U.S. $7.5 million (Cdn. $11.9 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

14.     RESEARCH AND DEVELOPMENT PROJECTS:

The Company has undertaken the following significant research and development projects:


Vasogen Inc. 2003 Annual Report (A development stage company)                 41

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------


14.     RESEARCH AND DEVELOPMENT PROJECTS (CONTINUED):

(a)     IMMUNE MODULATION THERAPIES:

The Company is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. The purpose of this project is to advance the development of immune modulation therapies and the associated delivery technology, enhance the value of the intellectual property, identify new approaches to immune modulation and new disease indications for clinical development, and, when deemed appropriate, initiate research in these indications.

(b)     CELACADE(TM)- CARDIOVASCULAR DISEASE:

The Company's lead product, Celacade(TM)(immune modulation therapy), is designed to target chronic inflammation by activating the immune system's physiological antiinflammatory response to cells undergoing apoptosis (programmed cell death). The Company is developing Celacade(TM)for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. Celacade(TM) is currently in pivotal phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease.

(c)     CELACADE(TM)- AUTOIMMUNE DISEASE:

The Company has completed preclinical and early-stage clinical studies with Celacade(TM)in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

(d)     VP025 - NEURO-INFLAMMATORY DISEASE:

The Company is also developing a new class of drugs to treat diseases characterized by chronic inflammation. These synthetic lipid-based drugs are based on technology comprising bilayered phospholipid microparticles with a specific surface charge designed to enable interaction with immune system cells. VP025, a specific formulation in this class of drugs, is currently in the preclinical research stage and is being developed for the treatment of neuro-inflammatory disease. There are several neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

                                                                                                             Period from
                                                                   Years ended November 30,          December 1, 1987 to
                                                          ---------------------------------------           November 30,
                                                              2003           2002            2001                   2003
------------------------------------------------------------------------------------------------------------------------
Research and development costs expensed:
    Immune modulation therapy platform                    $  2,270       $  4,688         $ 5,198               $ 33,675
    Cardiovascular program                                  17,930          7,523           1,769                 31,209
    Autoimmune program                                          48            464           2,241                  4,565
    VP025                                                    1,482             --              --                  1,482
------------------------------------------------------------------------------------------------------------------------
Total research and development costs expensed             $ 21,730       $ 12,675         $ 9,208               $ 70,931
========================================================================================================================

Acquired technology:
    Immune modulation therapy platform                    $     --       $     --         $    --               $  4,081
========================================================================================================================


42                 Vasogen Inc. 2003 Annual Report (A development stage company)

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)    CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT:


                                                                                                             Period from
                                                                   Years ended November 30,          December 1, 1987 to
                                                          ---------------------------------------           November 30,
                                                              2003           2002            2001                   2003
------------------------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                                       $ (31,948)      $ (19,507)      $ (14,389)      $ (111,605)
Technology costs (15(b)(i))                                         --              --              --           (4,081)
Technology amortization (15(b)(i))                                 253             253             253            3,068
Non-employee stock options (15(b)(ii))                            (214)           (559)           (891)          (3,180)
Performance based options (15(b)(iii))                            (473)             --              --             (473)
Warrants issued to acquire technology (15(b)(iv))                   --              --              --              (61)
------------------------------------------------------------------------------------------------------------------------
Loss per United States GAAP                                  $ (32,382)      $ (19,813)      $ (15,027)      $ (116,332)
========================================================================================================================

Basic and diluted loss per share per United States GAAP      $   (0.58)      $   (0.40)      $   (0.33)      $       --
========================================================================================================================

(b)    CONSOLIDATED BALANCE SHEETS:

                                                                         2003                             2002
                                                              -------------------------       -------------------------
                                                                                 United                          United
                                                                 Canada          States          Canada          States
-----------------------------------------------------------------------------------------------------------------------
Acquired technology, net (i)                                  $   1,013        $     --       $   1,266       $      --
Share capital, warrants and options (ii), (iv)                  175,580         179,294         126,673         129,700
Deficit, end of year (i), (ii), (iii), (iv)                    (113,115)       (117,842)        (81,167)        (85,460)
Deficit accumulated during development
  stage (i), (ii), (iii), (iv)                                 (111,605)       (116,332)        (79,657)        (83,950)
-----------------------------------------------------------------------------------------------------------------------

(i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would have been reversed.

(ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995, has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 15(e).

       Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002, is also accounted for at fair value.


Vasogen Inc. 2003 Annual Report (A development stage company)                 43

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended Novermber 30, 2003, 2002, 2001, and period from
December 1, 1987 to November 30, 2003
--------------------------------------------------------------------------------


15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

(iii) Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees during the period. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

(iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(c)    CONSOLIDATED STATEMENTS OF CASH FLOWS:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

(d)    INCOME TAXES:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from capital assets for items of a capital nature. Under United States GAAP these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statement of operations and deficit are set out in note 1(h).

(e)    PRO FORMA INFORMATION:

While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

                                                                     2003            2002            2001
---------------------------------------------------------------------------------------------------------
Dividend yield                                                         --              --               -
Weighted average risk-free interest rate                             4.49%           4.26%           5.11%
Volatility factor of the expected market price
  of the Company's common shares                                       82%             81%             86%
Weighted average expected life of the employment options        4.4 years         4 years         4 years
=========================================================================================================

The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2003 was $3.26 (2002 - $2.77; 2001 - $5.73).

44                 Vasogen Inc. 2003 Annual Report (A development stage company)

15. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                                                                             2003            2002            2001
-----------------------------------------------------------------------------------------------------------------
Loss for the year - United States GAAP                                  $ (32,382)      $ (19,813)      $ (15,027)
Compensation cost - employee                                               (1,636)         (1,027)         (1,271)
Compensation expense (15(b)(iii))                                             473              --              --
-----------------------------------------------------------------------------------------------------------------
Pro forma loss for the year - United States GAAP                        $ (33,545)      $ (20,840)      $ (16,298)
=================================================================================================================
Pro forma basic and diluted loss per share - United States GAAP         $   (0.60)      $   (0.42)      $   (0.36)
=================================================================================================================

The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.

16.    RECENT ACCOUNTING PRONOUNCEMENTS:

(a)    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This Section is effective for the Company's 2004 fiscal year, with early adoption encouraged. The Company does not expect the adoption of
Section 1100 to have a material impact on its financial position or results of operations.

(b)    CONSOLIDATION OF VARIABLE INTEREST ENTITIES:

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). The guideline is harmonized with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), and provides guidance for applying the principles in Section 1590, "Subsidiaries", to those entities (defined as Variable Interest Entities ("VIEs"), and more commonly referred to as Special Purpose Entities ("SPEs"), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE's expected losses and /or expected residual returns. AcG-15 and FIN 46 will be effective for all annual and interim periods beginning on or after December 1, 2004, and December 1, 2003, respectively. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations, or cash flows.

In December 2003, the FASB issued FIN 46R which superseded FIN 46. FIN 46R contains numerous scope exemptions and guidance on trust-preferred structures.

17.    COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Vasogen Inc. 2003 Annual Report (A development stage company)                 45

--------------------------------------------------------------------------------
BOARD OF DIRECTORS
--------------------------------------------------------------------------------


WILLIAM R. GRANT, CHAIRMAN - Mr. Grant is Chairman and Co-founder of Galen Associates in New York. He has more than 40 years of experience in the investment banking and healthcare fields. Mr. Grant formerly served as President and Vice Chairman of Smith Barney, President and Chairman of MacKay-Shields Financial Corporation, and Director and Vice Chairman of SmithKline Beecham.

ANDRE BERARD - Mr. Berard has spent over four decades with the National Bank of Canada. Formerly Chief Executive Officer and Chairman of the Board, he now serves as a Corporate Director. He is an Officer of the Order of Canada and has received two honorary doctorates from leading Canadian universities.

DAVID G. ELSLEY, MBA - Mr. Elsley is President and CEO of Vasogen. Over the past twelve years, he has been responsible for the scientific, clinical, and commercial development of Vasogen's immune modulation therapies. Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

TERRANCE H. GREGG - Mr. Gregg is former President of Medtronic MiniMed. He became President and Chief Operating Officer of MiniMed in 1996 and was instrumental in Medtronic's US$3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan.

BENOIT LA SALLE, CA - Mr. La Salle is President and CEO of SEMAFO and a chartered accountant with extensive experience in international taxation. Mr. La Salle is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, and the Order of Chartered Administrators of Quebec. He founded Grou La Salle & Associes, Chartered Accountants, in 1980.

SURYA N. MOHAPATRA, PHD - Dr. Mohapatra is President and Chief Operating Officer and Board member of Quest Diagnostics. He is a former Senior Vice President and member of the Executive Committee of Picker International, a worldwide leader in the design, manufacture, and marketing of advanced medical technologies. Quest Diagnostics has announced that Dr. Mohapatra will become its Chief Executive Officer before its annual meeting of shareholders in May 2004.

ELDON R. SMITH, MD, FRCP(C), FACC, FIACS - Dr. Smith is Vice President, Scientific Affairs, of Vasogen. He is a former Dean of the Faculty of Medicine and Head of both the Department of Medicine and the Division of Cardiology at the University of Calgary, where he continues to hold a part-time appointment. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.

JOHN C. VILLFORTH - Rear Admiral Villforth is past-President and Executive Director of The Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health. He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).


46                                               Vasogen Inc. 2003 Annual Report

--------------------------------------------------------------------------------
SCIENTIFIC ADVISORY BOARD
--------------------------------------------------------------------------------


ROBERT ROBERTS, MD, FRCP(C), FACC, CHAIRMAN Dr. Roberts is the new President and CEO of the University of Ottawa Heart Institute, one of Canada's leading institutes in cardiovascular medicine. Dr. Roberts was formerly Chief of Cardiology, Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine. He is the recipient of the American College of Cardiology's Distinguished Scientist Award. Dr. Roberts is well recognized for his role as a principal investigator in pivotal studies related to the introduction of new diagnostic technologies and therapies for heart disease.

STANLEY H. APPEL, MD Dr. Appel is Professor and Chairman of the Department of Neurology, Director of the MDA/ALS Research and Clinical Center, and the former Director of the Alzheimer's Disease Research Center at Baylor College of Medicine. He is recognized as a leading expert on degenerative neurological diseases.

VALENTIN FUSTER, MD, PHD Dr. Fuster is Director of both The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Center for Cardiovascular Health, Mount Sinai School of Medicine. He is recognized as a leading expert in atherosclerosis. Dr. Fuster is a recipient of the Andreas Gruntzig Scientific Award from the European Society of Cardiology, the Gold Heart Award from the American Heart Association, and the Distinguished Scientist Award from the American College of Cardiology.

RICHARD G. MARGOLESE, MD, FRCS(C) Dr. Margolese is Herbert Black Professor of Surgical Oncology at McGill University and Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. He is a recipient of the Order of Canada and the R.M. Taylor medal of the Canadian Cancer Society. Dr. Margolese is recognized internationally for his leadership in both cancer research and treatment.

RICHARD G. MILLER, PHD, FRSC Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 to
1990) of the Department of Immunology at the University of Toronto. He is past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. Dr. Miller is an internationally recognized scientist and leader in the field of immunology.

MILTON PACKER, MD Dr. Packer is Dickinson W. Richards, Jr. Professor of Medicine, Professor of Pharmacology and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center. He is a leading expert in the pathophysiology of heart failure and instrumental in the introduction of new drug therapies. Dr. Packer is a primary consultant to the National Institutes of Health and the FDA on the management of heart failure and on matters related to cardiovascular research and drug development.

FRED S. ROSEN, MD Dr. Rosen is President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen is past- Chairman of the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

DAVID WOFSY, MD Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He is Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center and a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases.


Vasogen Inc. 2003 Annual Report                                               47

--------------------------------------------------------------------------------
CORPORATE INFORMATION
--------------------------------------------------------------------------------


SENIOR MANAGEMENT
Anthony E. Bolton, PhD, DSc, FRCPath
Chief Scientist

David G. Elsley, MBA
President and Chief Executive Officer

Susan F. Langlois
Vice President, Regulatory and
Clinical Affairs

Bernard Lim, C.Eng, MIEE
Vice President, Technology

Michael J. Martin
Vice President, Marketing and
Business Development

Eldon R. Smith, MD, FRCP(C),
FACC, FIACS
Vice President, Scientific Affairs

Christopher J. Waddick, MBA, CMA
Executive Vice President and Chief
Financial Officer

STOCK LISTINGS
NASDAQ National Market - VSGN
Toronto Stock Exchange - VAS

INVESTOR RELATIONS
investor@vasogen.com
Tel: 905.569.9065
Fax: 905.569.9231

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
inquiries@cibcmellon.com
www.cibcmellon.com
Tel: 416.643.5500 or 1.800.387.0825
Fax: 416.643.5660

U.S. TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ
U.S.A. 07016-3572
www.rtco.com
Tel: 908.497.2300
Fax: 908.497.2318

AUDITOR
KPMG LLP
Yonge Corporate Center
4100 Yonge Street, Suite 200
North York, ON
Canada M2P 2H3

CORPORATE COUNSEL
Lang Michener LLP
BCE Place
181 Bay Street, Suite 2500
Toronto, ON
Canada M5J 2T7

U.S. CORPORATE COUNSEL
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of The Americas
New York, NY
U.S.A. 10019-6064

PATENT COUNSEL
Foley & Lardner LLP
Building 3, Suite 100
Palo Alto Square, 3000 El Camino Real
Palo Alto, CA
U.S.A. 94306



48                                               Vasogen Inc. 2003 Annual Report

--------------------------------------------------------------------------------

              Annual Meeting: Wednesday May 12, 2004 at 4:50 p.m.
                             TSX Conference Centre,
                               The Exchange Tower
                       130 King Street West, Toronto, ON
--------------------------------------------------------------------------------



This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Vasogen

Corporate Office 2155 Dunwin Drive, Mississauga (Toronto) ON, Canada L5L 4M1 Tel. 905.569.2265 Fax. 905.569.9231

WWW.VASOGEN.COM